AIM INVESTMENTS

40-33

811-6463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

January 9, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **The T. Rowe Price and AIM Defendants' Memorandum in Support of Their Motion to Dismiss the First Amended Complaint Pursuant to Rule 12(b), FED. R. CIV. P.** with **Exhibit B** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-010907SEC.doc
010907 (1) vtt

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al., Defendants.	)	Case No. 3:06-CV-00943 DRH-PMF

THE T. ROWE PRICE AND AIM DEFENDANTS' MEMORANDUM IN SUPPORT OF THEIR MOTION TO DISMISS THE FIRST AMENDED COMPLAINT <u>PURSUANT TO RULE 12(b), FED. R. CIV. P.</u>

Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc. (hereinafter "Defendants") move to dismiss the First Amended Complaint herein on the ground that the Securities Litigation Uniform Standards Act, 15 U.S.C. § 77p(b) and § 78bb(f)(1) ("SLUSA"), bars the maintenance of Plaintiffs' State law claims in any State or Federal court and, accordingly, they must be dismissed.

<u>THE LAW</u>

SLUSA provides, in pertinent part:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging—
>
> (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
>
> (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

15 U.S.C. § 77p(b) and § 78bb(f)(1). These conditions are satisfied in this case, *i.e.*, the covered

class action is based on State law and alleges a misrepresentation or omission of a material fact or the use of a manipulative or deceptive device in connection with the purchase or sale of a covered security. Accordingly, this action is barred by SLUSA, and must be dismissed.

A. Dabit

Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit, 126 S. Ct. 1503 (2006), Defendants respectfully submit, disposes of this case. In Dabit, the Supreme Court gave an unqualified endorsement to the reasoning and rationale of Kircher v. Putnam Funds Trust ("Kircher II") decided by the Seventh Circuit.[1] In rejecting the Opinion of the Second Circuit in Dabit, and endorsing the Opinion of the Seventh Circuit in Kircher II, Justice Stevens wrote (at 1507):

> The background, the text, and the purpose of SLUSA's pre-emption provision all support the broader interpretation adopted by the Seventh Circuit.

At a later point in the Opinion, Justice Stevens wrote (at 1509):

> The magnitude of the federal interest in protecting the integrity and efficient operation of the market for nationally traded securities cannot be overstated.

At a still later point in the Opinion, Justice Stevens wrote (at 1513-14):

> The presumption that Congress envisioned a broad construction follows not only from ordinary principles of statutory construction but also from the particular concerns that culminated in SLUSA's enactment. A narrow reading of the statute would undercut the effectiveness of the 1995 Reform Act and thus run contrary to SLUSA's stated purpose, viz., "to prevent certain State private securities class action lawsuits alleging fraud from being used to frustrate the objectives" of the 1995 Act. SLUSA § 2(5), 112 Stat. 3227. As the Blue Chip Stamps Court observed, class actions brought by holders pose a special risk of vexatious litigation. 421 U.S., at 739. It would be odd, to say the least, if SLUSA exempted that particularly troublesome subset of class actions from its pre-emptive sweep. See Kircher, 403 F.3d, at 484.

Plaintiffs have argued, in the past, that theirs is a "holder" class action and, as such,

---

[1] "[T]he reasoning in Kircher II was approved by the Supreme Court in Dabit, and certiorari was denied in Kircher II itself to the extent that the plaintiffs sought review of the substantive portion of our decision." Bradfisch v. Templeton Funds, Inc., 2006 WL 1751307 (7th Cir. June 15, 2006).

outside the reach of SLUSA. The Supreme Court rejected this distinction.[2]

Although Kircher II was vacated and remanded on other grounds, it is hard to imagine a stronger affirmation of the principles of Kircher II than the one provided by Justice Stevens writing for a unanimous Supreme Court in Dabit.

B. Kircher II

Kircher II held that SLUSA bars State law based class actions, both in State and Federal courts, if they involve "covered class actions" and meet the other aforementioned conditions, all of which are indisputably met in this case. 403 F.3d 478 (7th Cir. 2005), *vacated on other grounds,* 126 S. Ct. 2145 (2006).[3] The allegations in this action are the same as those which the Seventh Circuit, in Kircher II, found were barred by SLUSA. From this, it follows that the reasoning and analysis in Kircher II, endorsed by Dabit, compels the dismissal of this action.

C. Bradfisch

The Seventh Circuit's holding in Bradfisch v. Templeton Funds, Inc. confirms that Dabit governs and requires the dismissal of this action. 2006 WL 1373095 (7th Cir. May 19, 2006), *reh'g denied,* 2006 WL 1751307 (7th Cir. June 15, 2006).[4] In Bradfisch, the Seventh Circuit

---

[2] "The holder class action that respondent tried to plead, and that the Second Circuit envisioned, is distinguishable from a typical Rule 10b-5 class action .... For purposes of SLUSA pre-emption, that distinction is irrelevant ...." 126 S. Ct. at 1515.

[3] The Seventh Circuit stated in Kircher II (at 484):

> We hold that SLUSA is as broad as § 10(b) itself and that limitations on private rights of action to enforce § 10(b) and Rule 10b-5 do not open the door to litigation about securities transactions under the state law. Plaintiffs' claims are connected to their own purchases of securities and thus are blocked by SLUSA, whose preemptive effect is not confined to knocking out state-law claims by investors who have *winning* federal claims, as plaintiffs suppose. It covers both good and bad securities claims—*especially* bad ones.

(emphasis supplied).

[4] In the District Court, Judge Reagan of this Court, found that SLUSA's removal and preemption provisions were triggered because: "(1) the underlying suit is a 'covered class action,' (2) the action is based on state or local law, (3) the action concerns a 'covered security,' and (4) the defendant misrepresented or omitted a material fact or employed a manipulative or deceptive device or contrivance 'in connection with the purchase or sale' of that security." 2005 WL 1653798 (S.D. Ill. July 12, 2005), *aff'd,* 2006 WL 1373095 (7th Cir. May 19, 2006), *reh'g*

affirmed the dismissals of four actions virtually identical to this action, on the basis of Dabit, stating: "[t]hese four appeals are governed by the Supreme Court's decision in ... Dabit .... Although the plaintiffs maintain that Dabit does not control because (in their view) the defendant funds have been negligently managed, they have not sought relief through derivative litigation and therefore cannot take advantage of the exception for that kind of suit in [SLUSA]." Id. at *1. The same result should follow here. See also Mehta v. AIG Sunamerica Life Assur. Co., 437 F. Supp. 2d 439, 443-44 (D. Md. 2006); In re Mut. Funds Inv. Litig., 384 F. Supp. 2d 845, 871-72 (D. Md. 2005) (court overseeing coordinated market-timing actions dismisses all State law claims as barred by SLUSA).

D. The First Amended Complaint

The First Amended Complaint alleges that Defendants made misrepresentations or omissions of material facts and used manipulative or deceitful devices coinciding with purchases and sales of shares of the T. Rowe Price and AIM Funds. For instance, it alleges that while Defendants have expressly stated in the Funds' prospectuses that their "goal" is "providing long-term capital growth to investors who hold shares of the fund", they, in fact, allegedly knowingly implemented a method of valuing their portfolios which disadvantaged long-term investors and favored short-term traders known as "market timers." See First Am. Cmpl. ¶¶ 37-44, 67, 72, 80, 85.

Plaintiffs further allege that "[b]y failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by *choosing* to use stale prices in valuing the underlying foreign securities ... Defendants give market timing traders the opportunity to earn vastly higher returns" while "long term buy and hold shareholders have incurred a dilution in the NAV of their shares ...." See id. ¶¶ 43 and 44 (emphasis

---

denied, 2006 WL 1751307 (7th Cir. June 15, 2006).

supplied).

Plaintiffs' characterization of their own claims does not save them from dismissal under SLUSA. As the Third Circuit stated in Rowinski v. Salomon Smith Barney, Inc., "preemption [turns] on whether the SLUSA prerequisites are 'alleged' in one form or another," not on the "essential legal elements of a claim." 398 F.3d 294, 300 (3d Cir. 2005); see also Dudek v. Prudential Sec., Inc., 295 F.3d 875, 879-80 (8th Cir. 2002).

E. Jurisdiction

As to the lack of personal jurisdiction, Defendants T. Rowe Price International, Inc. and A I M Advisors, Inc. republish the motions previously filed in the State court, copies of which are attached hereto as Exhibits A and B, respectively.

CONCLUSION

The First Amended Complaint must be dismissed because SLUSA bars its maintenance in any State or Federal court. Additionally, this Court lacks personal jurisdiction over Defendants T. Rowe Price International, Inc. and A I M Advisors, Inc.

Dated: December 29, 2006

Respectfully submitted,

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, NY 10036
(212) 575-4700
(212 575-6560 (facsimile)

- and -

ARMSTRONG TEASDALE LLP

BY: s/ Lisa M. Wood
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (facsimile)

ATTORNEYS FOR DEFENDANTS T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., AIM INTERNATIONAL FUNDS, INC. and A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that on this 29th day of December, 2006, a copy of the above and foregoing document was filed electronically with the Clerk of the Court using the CM/ECF system which will send notification of such filing to the following registered participants:

George A. Zelcs, Esq.
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602

Attorneys for Plaintiffs

Gordon R. Broom
Gary A. Meadows
Troy A. Bozarth
Hepler, Broom, MacDonald, Hebrank, True & Noce, LLP
103 W. Vandalia St., Suite 300
Edwardsville, IL 62025

Attorneys for Defendant Artisan Partners Limited Partnership

Stephen M. Tillery, Esq.
Korein Tillery
10 Executive Woods Ct.
Swansea, IL 62226

Attorneys for Plaintiffs

Robert H. Shultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voelker & Allen
100 W. Vandalia Street, Suite 100
Edwardsville, IL 62025

Attorneys for Defendant Artisan Funds, Inc.

Robert L. King, Esq.
Swedlow & King LLC
701 Market Street, Suite 350
St. Louis, MO 63101-1830

Attorneys for Plaintiffs

The undersigned further certifies that on this 29th day of December, 2006, a true and correct copy of the foregoing document was served via U.S. Mail, postage prepaid, upon the following non-participants:

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 W. Madison Street, Suite 3100
Chicago, IL 60602-4207

Attorneys for Defendant Artisan Partners Limited Partnership

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, DC 20005

Attorneys for Defendant Artisan Funds, Inc.

s/ Lisa M. Wood

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al., Defendants.	Case No: 03-L-1253

A I M ADVISORS, INC.'S MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION: § 5/2-301 ILL. CODE CIV. PROC.

Defendant A I M Advisors, Inc. ("A I M Advisors"), by its attorneys, respectfully moves the Court to dismiss this action as to it pursuant to Section 5/2-301 of the Illinois Code of Civil Procedure for lack of personal jurisdiction over A I M Advisors.

In support of its motion, A I M Advisors states as follows:

I. The Amended Complaint

1. The Amended Complaint herein was filed by alleged investors Stuart Allen Smith and Sharon Smith in the AIM European Growth Fund, a mutual fund (the "Fund"), purporting to sue on behalf of themselves and a putative class of investors in the Fund. The Complaint is, in part, against AIM International Funds, Inc.[1] and A I M Advisors, the Houston-based adviser to the Fund.[2]

[1] On December 17, 2003, AIM International Funds, Inc. was reorganized from a Maryland corporation into a Delaware statutory trust named AIM International Mutual Funds.

[2] The Complaint also includes allegations about or pertinent only to Defendants Artisan Funds, Inc., Artisan Partners Limited Partnership, T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. and Plaintiffs T.K. Parthasarathy and Edmund Woodbury.

Exhibit B

2. The Complaint alleges that the AIM defendants improperly value the Fund's shares by using the last trade price in the home market of each foreign security held by the Fund (Cplt. ¶¶ 20-21); it further alleges that those foreign prices are "stale" since they allegedly do not reflect the current value of those shares at 4:00 p.m. E.S.T. when the value of the Fund is determined (Cplt. ¶ 25); and further alleges that so-called "market-timing traders" take advantage of the allegedly stale prices to obtain excess profits at the expense of the Fund and its shareholders (Cplt. ¶¶ 39-40).

II. Ground for Dismissal: Section 5/2-301 – Lack of Personal Jurisdiction

3. The Illinois courts, and the Supreme Court, have recognized two distinct types of personal jurisdiction: general and specific. See Helicopteros Nacionales de Colombia, S.A. v. Hall, 466 U.S. 408, 414-15 (1984); Forrester v. Seven Seventeen HB St. Louis, Redevelopment Corp., 336 Ill. App. 3d 572, 577-79, 784 N.E.2d 834, 837-38 (2002); Radosta v. Devil's Head Ski Lodge, 172 Ill. App. 3d 289, 292, 526 N.E.2d 561, 563 (1988).

4. For general personal jurisdiction, a defendant's contacts with Illinois must be "continuous and systematic" as well as "substantial." Helicopteros, 466 U.S. at 415-16; Khan v. Van Remmen, Inc., 325 Ill. App. 3d 49, 756 N.E.2d 902 (2001); Hendry v. Ornda Health Corp., Inc., 318 Ill. App. 3d 851, 853-54, 742 N.E.2d 746, 748-49 (2001) ("sufficiently permanent and continuous"); Radosta, 172 Ill. App. 3d at 293-94, 526 N.E.2d at 563-64; Huck v. Northern Ind. Pub. Serv. Co., 117 Ill. App. 3d 837, 453 N.E. 2d 1365 (1983).

5. For specific jurisdiction, a defendant's activities must be purposefully directed towards, and substantially connected with, Illinois and the claims for relief must directly "arise out of or relate" to those activities. Helicopteros, 466 U.S. at 414; see also Khan, 325 Ill. App. 3d at 57, 756 N.E.2d at 910 (defendant transacts business in Illinois when substantial performance of his contractual duties is to be rendered in Illinois). This Court has neither

general nor specific personal jurisdiction over A I M Advisors.[3]

a. **General Personal Jurisdiction** -- The Court lacks general personal jurisdiction over A I M Advisors because:

(i) A I M Advisors is a corporation **organized under the laws of Delaware** with its **principal place of business** in Houston, **Texas**;

(ii) A I M Advisors **has no employees, officers or directors** located **in Illinois**;

(iii) A I M Advisors has **no office** and **no business records in Illinois.** Its records are located generally in Houston;

(iv) A I M Advisors is **not licensed or qualified to do business in Illinois and is not doing business in Illinois**; and

(v) A I M Advisors has **no phone number or agent for service of process in Illinois;**

In sum, A I M Advisors does not have the requisite "substantial, continuous and systematic" contacts with the State of Illinois for this Court to exercise general personal jurisdiction over it.

b. **Specific Personal Jurisdiction** -- This Court lacks specific personal jurisdiction because no allegedly actionable activity was purposefully directed towards Illinois. None of the challenged conduct (i.e. the alleged mis-valuation of portfolio securities of the Fund) occurred in Illinois. Accordingly, there is no basis for this Court to exercise specific personal jurisdiction over A I M Advisors. Moreover, the client for which it was working in connection with the challenged conduct was a Texas-based mutual fund.

---

[3] Moreover, given the absence of any meaningful contact by A I M Advisors with Illinois (e.g., any act by which it purposefully availed itself of the privilege of conducting business in Illinois), the due process requirements of the United States Constitution and Illinois Constitution are not met here. See also Pilipauskas v. Yakel, 258 Ill. App. 3d 47, 55-58, 629 N.E. 2d 733 (1994).

6. A I M Advisors will file a memorandum of law setting forth its legal arguments and case authority supporting the dismissal of Plaintiff's claims against A I M Advisors.

WHEREFORE, for the reasons set forth hereinabove, in the Affidavit of Kevin M. Carome attached hereto as Exhibit A, and in the memorandum of law to be filed in support of this motion, Defendant A I M Advisors, Inc. respectfully requests that the Court grant the motion to dismiss the Amended Complaint against it for lack of personal jurisdiction.

Dated: March 22, 2005

ARMSTRONG TEASDALE LLP

By: L. M. Wood

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
A I M ADVISORS, INC. AND AIM
INTERNATIONAL FUNDS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 22nd day of March, 2005:

George A. Zelcs, Esq.
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
Korein Tillery
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
Korein Tillery
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS

David O. Stewart, Esq.
Thomas B. Smith, Esq.
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005

Robert H. Schultz, Jr., Esq.
Richard K. Hunsaker, Esq.
Heyl, Royster, Voelker & Allen
100 W. Vandalia St., Suite 100
Edwardsville, Illinois 62026

ATTORNEYS FOR DEFENDANT ARTISAN FUNDS, INC.

Gordon R. Broom, Esq.
Troy A. Bozarth, Esq.
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025

John W. Rotunno, Esq.
Kenneth E. Rechtoris, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-4207

ATTORNEYS FOR DEFENDANT ARTISAN PARTNERS LIMITED PARTNERSHIP

L. M. Wood

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

EDMUND WOODBURY, Stuart Allen Smith)
and Sharon Smith, individually and on behalf)
of all others similarly situated,)
)
Plaintiffs,)
) Case No: 03-L-1253
vs.)
)
T. ROWE PRICE INTERNATIONAL)
FUNDS, INC., et al.,)
)
Defendants.

AFFIDAVIT OF KEVIN M. CAROME

State of Texas)
) ss.:
County of Harris)

Kevin M. Carome, being first duly sworn, deposes and states:

1. I am Senior Vice President, Secretary and General Counsel of A I M Advisors, Inc. I submit this Affidavit in support of A I M Advisors' Motion to Dismiss the Complaint against it for lack of personal jurisdiction pursuant to §5/2-301, Ill. Code Civ. Pro. I have personal knowledge of the matters set forth herein or have had others who report to me collect the information for me. I have reviewed that information and believe it to be true and correct.

2. Defendant A I M Advisors is a corporation organized under the laws of Delaware with its principal place of business in Houston, Texas.

3. A I M Advisors, at all relevant times, has provided investment advisory services to AIM European Growth Fund (the "Fund"), a Texas-based mutual fund in which plaintiffs Stuart Allen Smith and Sharon Smith allege they are shareholders.

[redacted]

4. None of the challenged conduct of A I M Advisors — the allegedly improper valuations of portfolio securities of the Fund — were performed or occurred in Illinois.

5. None of A I M Advisors' employees, directors or officers resides or works in Illinois. Its officers and directors reside in Texas and elsewhere — but none in Illinois.

6. A I M Advisors has no office in Illinois.

7. A I M Advisors is not licensed or qualified to do business in Illinois and is not doing business in Illinois.

8. A I M Advisors has no business records in Illinois. Its business records are located principally in Houston, Texas.

9. A I M Advisors has no agent for service of process in Illinois.

[signature]
Kevin M. Carome

Subscribed and sworn to before me
this 11th day of March, 2005.

Cynthia L. Thompson
Notary Public

CYNTHIA L. THOMPSON
MY COMMISSION EXPIRES
February 15, 2007